SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A
                                (Amendment No. 1)



                    Under the Securities Exchange Act of 1934




                          TRANSKARYOTIC THERAPIES, INC.
                          ----------------------------
                                (Name of Issuer)


                      Common Stock par value $.01 per share
   ---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   893735 10 0
                                -----------------
                                 (CUSIP Number)


                           Edward H. Stratemeier, Esq.
                                 General Counsel
                             Aventis Pharmaceuticals
                        300 Somerset Corporate Boulevard
                          Bridgewater, New Jersey 08807
                                 (908) 243-6000
  - ---------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                December 31, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. [ ]

                           Exhibit Index is at Page 10

---------------------------------------------------------------------------

1)   Name of Reporting Person and its                Aventis Holdings Inc.
     I.R.S. Identification Number                    51-0414396
---------------------------------------------------------------------------

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[ X ]
---------------------------------------------------------------------------

3)   SEC Use Only
---------------------------------------------------------------------------

4)   Source of Funds                                         Not applicable
---------------------------------------------------------------------------

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
---------------------------------------------------------------------------

6)   Citizenship or Place of Organization                          Delaware
---------------------------------------------------------------------------

               7)   Sole Voting Power                             2,187,408
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                        2,187,408
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
---------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned                          2,187,408
     by Each Reporting Person
---------------------------------------------------------------------------

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
---------------------------------------------------------------------------

13)  Percent of Class Represented                                      8.3%
     by Amount in Row (11)
---------------------------------------------------------------------------

14)  Type of Reporting Person                                            CO
---------------------------------------------------------------------------

---------------------------------------------------------------------------

1)   Name of Reporting Person and its                Rhone-Poulenc Rorer Inc.
     I.R.S. Identification Number                    23-1699163
---------------------------------------------------------------------------

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[ X ]
---------------------------------------------------------------------------

3)   SEC Use Only
---------------------------------------------------------------------------

4)   Source of Funds                                         Not applicable
---------------------------------------------------------------------------

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
---------------------------------------------------------------------------

6)   Citizenship or Place of Organization                          Delaware
---------------------------------------------------------------------------

               7)   Sole Voting Power                             2,187,408
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                        2,187,408
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
---------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned                          2,187,408
     by Each Reporting Person
---------------------------------------------------------------------------

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
---------------------------------------------------------------------------

13)  Percent of Class Represented                                      8.3%
     by Amount in Row (11)
---------------------------------------------------------------------------

14)  Type of Reporting Person                                            CO
---------------------------------------------------------------------------

     This Schedule 13D is filed solely to correct the Schedule 13D filed on January 7, 2002, to reflect the transfer of the shares of Common Stock of the Issuer from Aventis Pharmaceuticals Inc., a Delaware corporation ("Old API"),to an affiliated company, Aventis Holdings Inc., a Delaware corporation ("AHI") (these shares were initially reported as being transferred to a different affiliated company, Aventis Pharmaceuticals Inc., a Delaware corporation ("API"). The transfer was part of a corporate restructuring. As a result of the transfer Rhone-Poulenc Rorer Inc., a Pennsylvania corporation ("RPR"), which is an affiliated company of AHI, has acquired beneficial ownership of these shares of common stock of the Issuer. Exhibits 99.1 and 99.3 have been amended to delete any references to API, a Delaware corporation. Items 1 through 7 are amended and restated in their entirety as set forth below.

ITEM 1.   SECURITY AND ISSUER.
-------   --------------------

     The securities to which this Schedule relates are shares of common stock, par value $0.01 per share ("Common Stock"), of Transkaryotic Therapies, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are at 195 Albany Street, Cambridge, Massachusetts 02139.

ITEM 2.   IDENTITY AND BACKGROUND.
-------   ------------------------

     (a) - (c), (f) This Schedule is filed on behalf of Aventis Holdings Inc., a Delaware corporation ("AHI"). AHI is an indirect subsidiary of Aventis S.A., a French corporation ("Aventis") headquartered in Strasbourg, France. AHI is a holding company for a portion of the U.S. operations of Aventis. The principal place of business and principal office of AHI is 3711 Kennett Pike, Suite 200 Greenville, Delaware 19801. AHI is filing this Schedule solely with respect to its potential deemed indirect ownership of the Issuer's stock owned by API. Information as to the executive officers and directors of AHI and the Supervisory and Management Boards of Aventis is set forth in Exhibits 99.1 and
99.2 hereto.

     This Schedule also is filed on behalf of Rhone-Poulenc Rorer Inc., a Pennsylvania corporation ("RPR"), which owns 100% of the equity of AHI. 100% of the equity of RPR is held by Aventis, a portion of which is held directly and a portion of which is held indirectly. RPR is a holding company for a portion of the U.S. operations of Aventis. The principal place of business and principal office of RPR is 300 Somerset Corporate Boulevard, Bridgewater, New Jersey 08807. RPR is filing this Schedule solely with respect to its potential deemed indirect ownership of the Issuer's stock owned by API. Information as to the executive officers and directors of RPR and the Supervisory and Management Boards of Aventis is set forth in Exhibits 99.1 and 99.2 hereto.

     (d) - (e) During the last five years, neither AHI, RPR, nor, to their knowledge, any of the persons listed in Exhibits 99.1 or 99.2 hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, neither API, AHI nor RPR, nor, to their knowledge, any of the persons listed in Exhibits 99.1 or 99.2 hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------   --------------------------------------------------

     In May 1994, a corporation then-named Marion Merrell Dow Inc. which subsequently changed its name to Aventis Pharmaceuticals Inc. Old API and the Issuer entered into a Class D Preferred Stock Purchase Agreement pursuant to which Old API purchased $5 million of the Issuer's Class D Preferred Stock and agreed to purchase $5 million of Common Stock at the initial public offering price at the time of the Issuer's initial public offering of Common Stock (the "IPO"). In March 1995, Old API purchased $10 million of the Issuer's Class E Preferred Stock pursuant to a Class E Preferred Stock Purchase Agreement. In December 1995, Old API purchased $7.9 million of the Issuer's Class F Preferred Stock pursuant to a Class F Preferred Stock Purchase Agreement among Old API, the Issuer, and other investors. Pursuant to their respective terms, Old API's shares of Class D, Class E, and Class F Preferred Stock were converted into an aggregate of 1,854,075 shares of Common Stock automatically upon the closing of the IPO on October 22, 1996. Immediately following the closing of the IPO, Old API purchased 333,333 shares of Common Stock for $4,999,995 to fulfill its purchase obligation under the Class D Preferred Stock Purchase Agreement. The source of funds for the aggregate purchase price of $27,899,995 paid by Old API for its aggregate ownership of 2,187,408 shares of Common Stock (the "Shares") was the working capital of Old API. None of such funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the Shares. Old API assigned the Shares to AHI in a corporate restructuring in December 2001.

ITEM 4.   PURPOSE OF TRANSACTION.
-------   -----------------------

     Old API acquired the Shares in connection with certain strategic alliances between Old API and the Issuer. The interest of Old API in such strategic alliances was assigned to API. See Item 6. In May 1994 and March 1995, Old API and the Issuer entered into certain agreements pursuant to which the Issuer granted Old API exclusive rights to make, use and sell worldwide two therapeutic products -- gene activated protein erythropoietin ("GA-EPO") and a second, undisclosed protein -- produced under patent rights and technologies owned by the Issuer. Under the terms of the agreements, Old API would be obligated to pay the Issuer a total of $58 million related to GA-EPO and $67 million related to the second protein, consisting of license fees, equity investments, milestone payments, and research funding, in addition to royalties on sales of the products. Old API's future obligations primarily consisted of milestone payments based on the development of products resulting from the licensed technology. The Issuer is responsible for delivering cell lines suitable for large scale manufacturing. Old API would be responsible for the worldwide development, manufacturing and marketing of the products and the Issuer would receive a royalty based on net sales.

         Old API purchased its shares of Class F Preferred Stock in a private offering by the Issuer to Old API and other investors. Such shares were purchased for investment.

         Old API assigned the Shares and its rights and obligations under the agreements set forth above to AHI in a corporate restructuring in December 2001.

     The foregoing descriptions are qualified in their entirety by reference to the Amended and Restated License Agreement dated March 1, 1995, the License Agreement dated March 1, 1995, the Class D Preferred Stock Purchase Agreement dated May 18, 1994, the Class E Preferred Stock Purchase Agreement dated March 1, 1995, and the Class F Preferred Stock Purchase Agreement dated October 26, 1995, which are set forth as Exhibits 99.4 through 99.8 to this Schedule.

         AHI continually reviews its investments in companies, including the Issuer, with which it has, or has had, a business or strategic relationship. Such reviews may consider factors specific to the Issuer, such as AHI's evaluation of the Issuer's business, prospects, and financial condition and the market for the Common Stock, as well as general considerations such as prospects for the businesses of AHI and its affiliates, liquidity needs, other opportunities, general economic conditions, money and stock market conditions, future developments, and other factors. As a result of any such review, AHI may at any time, or from time to time, acquire or dispose of securities of the Issuer in the future.

     Except as described above, neither AHI, nor RPR has any plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of this Item.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-------   -------------------------------------

     (a) The Shares represent approximately 8.3% of the Issuer's Common Stock outstanding at October 31, 2001, on a fully-diluted basis. Except as may be set forth in any subsequent amendment to this Schedule, neither AHI or RPR nor, any executive officer or director of AHI or RPR, nor any member of the Supervisory Board or Management Board of Aventis beneficially owns any of the Shares or any other shares of Common Stock other than through their beneficial ownership, if any, of stock of Aventis, RPR or API. RPR, which is a subsidiary of Aventis, beneficially owns 100% of the outstanding stock of AHI.

     (b) AHI has sole power to vote and to dispose of the Shares. Neither Aventis, RPR, nor any executive officer or director of either AHI, RPR, or Aventis has any power to vote or to direct the vote, or to dispose of or to direct the disposition of, the Shares except to the extent to the extent that Aventis, AHI, RPR, or any such executive officer or director may be deemed to have any such power by reason of such person's relationship to or position with AHI, RPR, or Aventis.

     (c)  None.

     (d)  None.

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH
-------   RESPECT TO SECURITIES OF THE ISSUER.
          ------------------------------------

     AHI has succeeded to the rights of Old API under the following agreements. A Registration Rights Agreement among Old API, the Issuer, and certain other shareholders dated as of November 3, 1993 (as currently Amended, the "Registration Rights Agreement"), pursuant to which Old API acquired certain rights with respect to registration under the Securities Act of 1933, as amended (the "Act"), of the Shares. If the Issuer proposes to register any of its securities under the Act, either for its own account or for the account of other security holders, the Issuer is required under the Registration Rights Agreement to use its best efforts to include in such registration the Shares for which AHI requests registration, subject to such reduction as may be required by the Issuer's underwriters. In addition, subject to certain conditions, the holders of not less than 30% of the Common Stock covered by the Registration Rights Agreement ("Registrable Securities") may require the Issuer on not more than two occasions to file a registration statement under the Act with respect to such Registrable Securities. Furthermore, AHI may require the Issuer on one occasion to file a registration statement under the Act with respect to the shares of Common Stock purchased by Old API in connection with the IPO. Subject to certain conditions, the holders of at least 15% of the Registrable Securities have the right to require the Issuer to file an unlimited number of registration statements on Form S-3, provided that such right is not exercised more than once during any consecutive twelve-month period.

     The description of the Registration Rights Agreement is qualified in its entirety by reference to such agreement, a copy of which is set forth as Exhibits 99.9 and 99.10 hereto.

         Other than the Registration Rights Agreement, the Class D Preferred Stock Purchase Agreement, the Class E Preferred Stock Purchase Agreement, the Class F Preferred Stock Purchase Agreement, and as described herein, there are no contracts, arrangements, understandings or relationships between or among AHI, RPR or Aventis and any other person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
-------   ---------------------------------

99.1     Information concerning directors and executive officers of AHI and RPR.
99.2 Information concerning members of the Supervisory Board and Management
          Board of Aventis.
99.3      Agreement to File Jointly dated December 22, 1999, by and between
          AHI and RPR.
99.4 Class D Preferred Stock Purchase Agreement, dated May 18, 1994, by and among the Issuer and Old API.
99.5 Class E Preferred Stock Purchase Agreement, dated March 1, 1995, by and among the Issuer and Old API.
99.6 Class F Preferred Stock Purchase Agreement, dated October 26, 1995, by and among the Issuer and certain Purchasers named therein.
99.7 Amended and Restated License Agreement, dated March 1, 1995, by and between Old API and the Issuer.
99.8 License Agreement, dated March 1, 1995, by and between Old API and the Issuer.
99.9 Amended and Restated Registration Rights Agreement, dated November 3, 1993 and amended on May 13, 1994, March 1, 1995, October 26, 1995, July 10, 1996 and August 7, 1996, by and among the Issuer and certain holders of the Issuer's Preferred Stock named therein.
99.10 Fifth Amendment to Registration Rights Agreement dated October 1, 1996 by and among the Issuer and certain holders of the Issuer's Preferred Stock named therein.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           AVENTIS HOLDINGS INC.



Date:  January 18, 2002                     By:  /s/Phillip R. Ridolfi
                                                 Phillip R. Ridolphi
                                                  President



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          RHONE-POULENC RORER INC.



Date: January 18, 2001                   By:  /s/Edward H. Stratemeier
                                              Edward H. Stratemeier
                                              Vice President

                                  EXHIBIT 99.1
            Directors and Officers of Aventis Pharmaceuticals Inc. ,
               Aventis Holdings Inc. and Rhone-Poulenc Rorer Inc.

         The following sets forth the name, title, business address, and present principal occupation of each of the directors and executive officers of API as of January 7, 2002. All are citizens of the United States unless otherwise indicated in parentheses under his or her name.

AVENTIS HOLDINGS INC.

DIRECTORS:

Pierre Legault                  Director                                        300 Somerset Corporate Blvd.
                                                                                Bridgewater, NJ 08807-0800

Edward H. Stratemeier          Director                                         300 Somerset Corporate Blvd.
                                                                                Bridgewater, NJ 08807-0800

Robert J. Carmody              Director                                         300 Somerset Corporate Blvd.
                                                                                Bridgewater, NJ  08807-0800
OFFICERS:

Phillip R. Ridolfi             President                                        3711 Kennett Pike, Suite 200
                                                                                Greenville, DE 19807

Joan A. Hanlon                 Vice President & Treasurer                       3711 Kennett Pike, Suite 200
                                                                                Greenville, DE 19807

Andrea Q. Ryan                 Secretary                                        3711 Kennett Pike, Suite 200
                                                                                Greenville, DE 19807

RHONE-POULENC RORER INC.

DIRECTORS:

Pierre Legault                      Director                                    300 Somerset Corporate Blvd.
                                                                                Bridgewater, NJ 08807-0800

Robert J. Carmody                   Director                                    300 Somerset Corporate Blvd.
                                                                                Bridgewater, NJ  08807-0800
OFFICERS:

Pierre Legault                      President                                   300 Somerset Corporate Blvd.
                                                                                Bridgewater, NJ 08807-0800

Charles D. Dalton                   Vice President                              Route 202-206
                                                                                Bridgewater, NJ 08807-0800

Edward H. Stratemeier               Vice President                              300 Somerset Corporate Blvd.
                                                                                 Bridgewater, NJ 08807-0800

Robert J. Carmody                   Vice President/Asst. Treasurer              300 Somerset Corporate Blvd.
                                                                                Bridgewater, NJ  08807-0800

Owen K. Ball, Jr.                   Secretary                                   300 Somerset Corporate Blvd.
                                                                                Bridgewater, NJ 08807-0800

Terry G. King                       Treasurer                                   300 Somerset Corporate Blvd.
                                                                                Bridgewater, NJ 08807-0800



                                  EXHIBIT 99.3

                            AGREEMENT TO FILE JOINTLY

     We,  the  undersigned,  hereby  express  our  agreement  that the  attached
Schedule 13D is filed on behalf of each of us.


                                                     AVENTIS HOLDINGS INC.



Date: January 18, 2002                               By:  /s/Phillip R. Ridolfi
                                                          Phillip R. Ridolfi
                                                          President



                                                     RHONE-POULENC RORER INC.



Date: January 18, 2002                               By /s/Edward H. Stratemeier
                                                          Edward H. Stratemeier
                                                          Vice President




                                  EXHIBIT INDEX


Exhibit No.         Description                                  Page No.
-----------         ------------                                 ---------

99.1      Information concerning directors and                         9
             executive officers of AHI and RPR.
99.2      Information concerning members of the Supervisory           ____
          Board and Management Board of Aventis.
99.3      Agreement to File Jointly dated December 22,                 10
          1999, by and between AHI and RPR.
99.4      Class D Preferred Stock Purchase Agreement,                  ____
          dated May 18, 1994, by and between the Issuer
          and Old API (incorporated by reference from
          Exhibit 10.6 to Amendment No. 5 to the
          Registration Statement on Form S-1 of the
          Issuer filed with the Securities and Exchange
          Commission (the "Commission") on October 15,
          1996 (the "Registration Statement")).
99.5      Class E Preferred Stock Purchase Agreement,                  ____
          dated March 1, 1995, by and between the Issuer
          and Old API (incorporated by reference from
          Exhibit 10.7 to Amendment No. 5 to the
          Registration Statement).
99.6      Class F Preferred Stock Purchase Agreement,                  ____
          dated October 26, 1995, by and among the
          Issuer and certain Purchasers named therein
          (incorporated by reference from Exhibit 10.8
          to Amendment No. 5 to the Registration
          Statement).
99.7      Amended and Restated License Agreement, dated                ____
          March 1, 1995, by and between Old API and the Issuer (incorporated by reference from Exhibit 10.33 to Amendment No. 5 to the Registration Statement).
99.8      License Agreement, dated March 1, 1995, by                   ____
          and between Old API and the Issuer (incorporated
          by reference from Exhibit 10.34 to Amendment
          No. 5 to the Registration Statement).
99.9      Amended and Restated Registration Rights                     ____
          Agreement, dated November 3, 1993 and amended
          on May 13, 1994, March 1, 1995, October 26,
          1995, July 10, 1996 and August 7, 1996, by
          and among the Issuer and certain holders of
          the Issuer's Preferred Stock named therein
          (incorporated by reference from Exhibit 10.11
          to Amendment No. 5 to the Registration
          Statement).
99.10     Fifth Amendment to Registration Rights                       _____
          Agreement dated October 1, 1996 by and among the Issuer and certain holders of the Issuer's Preferred Stock named therein
          (incorporated by reference from Exhibit 10.36 to Amendment No. 5 to the Registration
          Statement).